Exhibit 99.4

Cole Corporate Income Trust, Inc.

c/o American Realty Capital Properties, Inc.

405 Park Avenue, 15th Floor

New York, NY 10022

November 24, 2014

Ms. Jennifer B. Clark

Secretary

Select Income REIT

Two Newton Place

255 Washington Street, Suite 300

Newton, MA 20458

RE:                           Request for Consent under Sections 6.1(a)(x) and 6.1(a)(xiv)(A) of the Agreement and Plan of Merger dated as of August 30, 2014 (the “Merger Agreement”), by and among Select Income REIT (“Parent”), SC Merger Sub, LLC (“Merger Sub”) and Cole Corporate Income Trust, Inc. (the “Company”).

Dear Ms. Clark:

I am writing to confirm to you the resignation of Mr. Brian S. Block from the position of Executive Vice President, Chief Financial Officer and Treasurer of the Company and the Company Subsidiaries (as such term is defined in the Merger Agreement).  You were informed of this occurrence orally on October 30, 2014. This letter follows such oral notice.  Mr. Block resigned from management of American Realty Capital Properties, Inc. (“ARCP”), the parent of Cole Capital®, which is the sponsor of the Company.  Mr. Block’s resignation included his resignation from all positions held with the Company and the Company Subsidiaries.  A copy of the Form 8-K announcing his resignation was provided to counsel for Parent on November 3, 2014.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

The independent directors of the Company Board have determined that it is in the best interest of the Company and the Company Subsidiaries to elect Mr. Simon Misselbrook as Chief Financial Officer and Treasurer of the Company.  Mr. Misselbrook currently serves as Chief Financial Officer and Treasurer for the managed Cole Capital® retail REITs at ARCP.  In this role, he oversees accounting, financial reporting, corporate governance, and finance activities for the Cole Capital® retail REITs.  Additionally, Mr. Misselbrook oversees the Financial Planning and Analysis team for these companies.  Prior to Cole Real Estate Investments’ merger with ARCP, Mr. Misselbrook served as Senior Vice President, Principal Accounting Officer of Cole Real Estate Investments.  In this role he was responsible for the financial reporting and accounting functions, and served as Principal Accounting Officer for various Cole-sponsored non-listed REITs.  Prior to joining the firm, he held the position of Audit Manager at Deloitte & Touche, LLC in Los Angeles in the real estate group, where he was the global engagement manager for the world’s largest commercial real estate services firm.  Mr. Misselbrook has worked in the real estate industry for more than 13 years and is a certified public accountant, a chartered accountant, and a member of the American Institute of Certified Public Accountants.  Mr. Misselbrook currently serves on the Investment Program Association’s Non-Traded REIT Financial Standards Sub-Committee.

Jennifer B. Clark

November 24, 2014

The independent directors of the Company Board believe that Mr. Misselbrook’s extensive experience with Cole Capital® and in accounting, finance and reporting will provide the leadership necessary to guide the Company during the Interim Period and through and until the Effective Time (each as defined in the Merger Agreement).  Accordingly, the Company respectfully requests the consent of Parent to the appointment of Mr. Misselbrook as Chief Financial Officer and Treasurer of the Company and of each individual Company Subsidiary pursuant to Section 6.1(a)(xiv)(A) of the Merger Agreement.  Additionally, pursuant to Section 6.1(a)(x) of the Merger Agreement, the Company requests the consent of Parent to the entry by the Company into an indemnification agreement with each of Mr. Misselbrook and the Company’s Senior Vice President of Accounting, Mr. Gavin Brandon, the form of which previously was provided to Parent’s counsel (the “Indemnification Agreements”).

In connection with the Company’s request for consent:

a)                                     the Company hereby agrees that Mr. Simon Misselbrook shall be added as an individual to Section 1.1 of the Company Disclosure Letter for the purposes of the definition of “Knowledge” in the Merger Agreement; and

b)                                     the Company represents and warrants to Parent and Merger Sub, as if such representation and warranty had been included in Section 4.6 of the Merger Agreement (or for purposes of subjection (i), below, Section 4.7 of the Merger Agreement) as of the date of such agreement and with all rights and remedies attendant thereto, that:

1.              The Company has maintained, and the Company continues to maintain, a system of accounting and internal control over financial reporting, accounting and reporting practices and a dedicated accounting and financial reporting system that are separate from those of ARCP.

2.              The resignation of Mr. Block was not related to, directly or indirectly, any disagreement with the Company, or any matter relating to the Company’s operations, policies or practices, the Company’s accounting methods, practices or policies, or the Company’s financial statements or other disclosure included in any form, report, schedule, statement, registration statement, prospectus or other document (including exhibits and other information incorporated therein) filed by the Company with the SEC.

3.              The Company has not received or obtained Knowledge of, any substantive complaint or allegation that the Company or any Company Subsidiary has engaged in improper accounting practices. The Company does not have any Knowledge of any intentional wrongdoing or fraud with respect to the Company by any person who has or has had a significant role in the Company’s internal control over financial reporting or the preparation of the Company’s financial statements.

Jennifer B. Clark

November 24, 2014

c)                                      The Company Disclosure Letter is hereby amended as set forth in Schedule A hereto.

d)                                     Subject to the updates to the Company Disclosure Letter set forth in Schedule A hereto, the Company hereby certifies to Parent and Merger Sub that, if the Closing Date was the date of this letter, the conditions to Closing set forth in Section 8.2(a), Section 8.2(b) (solely with respect to performance of obligations required to be performed or complied with at or prior to the date of this letter) and Section 8.2(c) of the Merger Agreement would be satisfied.  Parent hereby certifies to the Company that, if the Closing Date was the date hereof, the conditions to Closing set forth in Section 8.3(a), Section 8.3(b) (solely with respect to performance of obligations required to be performed or complied with at or prior to the date of this letter) and Section 8.3(c) of the Merger Agreement would be satisfied.

Please indicate the consent of Parent to the appointment of Mr. Misselbrook as Chief Financial Officer and Treasurer of the Company and of each individual Company Subsidiary and the entry by the Company into the Indemnification Agreements by countersigning and returning this letter to me via PDF attachment to my email address at JLevit@arcpreit.com at your earliest convenience.

Sincerely,

/s/ Joshua E. Levit
Joshua E. Levit
Secretary

cc:                                Margaret R. Cohen — Skadden, Arps (Margaret.Cohen@skadden.com)

Lauren B. Prevost, Esq. — Morris, Manning & Martin, LLP (lprevost@mmmlaw.com)

The undersigned hereby consents to the matters as described above.

SELECT INCOME REIT

By:	/s/ Jennifer B. Clark
	Name:	Jennifer B. Clark
	Title:	Secretary
	Date:	November 24, 2014